Exhibit 1.3

NEWS RELEASE	December 21, 2007

TITAN EXPLORATION LTD. ANNOUNCES THE CONVERSION OF CLASS B SHARES

Calgary December 21, 2007 — Titan Exploration Ltd. (“Titan”) announces that it has elected to convert all of its Class B Shares outstanding effective on December 26, 2007 (the “Conversion Date”). The conversion price per Class B Share shall be satisfied by delivering that number of Class A Shares (“Class A Shares”) of Titan multiplied by the Conversion Rate, the product of which will be rounded to the next highest whole Class A Share.

The Conversion Rate will be determined by dividing $10.00 by the greater of: (i) $1.00; and (ii) the Current Market Price of the Class A Shares at the Conversion Date. The Current Market Price of the Class A Shares will be equal to the weighted average Trading Price per share for the Class A Shares for the 30 consecutive trading days preceding December 14, 2007, the date the Conversion Price was determined.

Based on the 30-day weighted average trading price of the Class A Shares, the Conversion Rate would be $2.59 and each Class B Share would be converted into 3.861 Class A Shares.

A Notice of Conversion has been mailed to all registered holders of Class B Shares outlining the terms of this Conversion. Titan will also mail a formal Letter of Transmittal to all registered holders of Class B Shares of record on December 21, 2007 to complete this transaction.

FOR FURTHER INFORMATION PLEASE CONTACT:

TITAN EXPLORATION LTD. c/o

CANETIC INVESTOR RELATIONS

(403) 539-6300

Toll Free — 1-877-539-6300

info@canetictrust.com

www.canetictrust.com